November 8, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Attn:	Mr. Jeffrey Riedler

Re:	Celladon Corporation (the “Company”) – Request for Acceleration
Registration Statement on Form S-1 (File No. 333-191688)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Standard Time on November 13, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 4,483 copies of the Company’s Preliminary Prospectus dated October 31, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.

As Representatives of the several Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Sri Kosaraju
Name: Sri Kosaraju
Title: Managing Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: President

SIGNATURE PAGE TO ACCELERATION REQUEST